NYSE

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

June 28, 2018

VIA FEDEX

Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed are an original and two copies of the 2018 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., and NYSE National, Inc. (together, the "Exchanges").

In April 2017, the Securities Exchange Commission granted the Exchanges a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] Pursuant to such exemption, the Exchanges are providing, as a supplement, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2018 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[2]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Exhibit D") does not include the financial statements of Radiate, Inc. and Kondor Merger Sub, Inc. because such entities were not affiliates of the Exchanges during the year ended December 31, 2017. In each case, ICE acquired or formed the entity after December 31, 2017. In addition, Exhibit D does not include the financial statements of Archipelago Securities LLC or Archipelago Trading Services, Inc. because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).
2 See id. at 20672.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com

Sincerely,

Enclosures

Cc via email:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/28/18	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different)
   11 Wall Street, New York, NY 10005

18002260

SEC / TM 2018 JUN 29 PM 2:36

4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/21/72 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/28/18 (MM/DD/YY) NYSE Arca, Inc. (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 28th day of June (Month), 2018 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

NYSEARCA-ONE18-000001

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE ARCA, INC.

June 2018

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, Inc.

JUNE 2018

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of NYSE Arca, Inc. for the last fiscal year follow.

This Exhibit D does not include the financial statements of Radiate, Inc. and Kondor Merger Sub, Inc. because such entities were not affiliates of the Exchange during the year ended December 31, 2017.

This Exhibit D does not include the financial statements of Archipelago Securities LLC or Archipelago Trading Services, Inc. because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

ICE CLEAR CREDIT

ICE Clear Credit
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	62,804
Cash - clearing member deposits		23,310,056
Accounts receivable, net of allowance		5,249
Restricted Cash		80,900
Prepaid expenses and other current assets		13,235
Due from affiliates, net		0
Current Assets		23,472,244
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		38,606
Accumulated depreciation		(25,482)
Property and equipment, net		13,124
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	23,535,368
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	24,988
Accrued salaries and benefits		4,498
Due to affiliates		9,121
Margin deposits and guaranty funds		23,310,056
Current income taxes payable		26
Deferred revenue		1,638
Current liabilities		23,350,327
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		136
Noncurrent liabilities		136
Liabilities		23,350,463
EQUITY:		
Contributed capital		105,000
Retained earnings		79,905
Total equity		184,905
Total liabilities and equity	$	23,535,368

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

ICE Clear Credit
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Revenues:		
Clearing and processing fees	$	96,542
Other revenue		28,719
Affiliate revenue		5,105
Total Revenue		130,366
Expenses:		
Compensation and benefits		18,641
Professional services		678
Technology and communication		4,335
Rent and occupancy		1,071
Selling, general and administrative		1,186
Depreciation and amortization		6,606
Service and license fees to affiliates		21,668
Operating Expenses		54,185
Operating Income		76,181
Other expense, net		(1,771)
Pre-Tax Net Income		74,409
Income tax expense		1,913
Net Income	$	72,496

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The following pages of Exhibit D, numbered NYSEARCA-ONE18-000007 through NYSEARCA-ONE18-000172, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, Inc.

June 2018

EXHIBIT I

The audited consolidated financial statements for NYSE Arca, Inc. for the year ended December 31, 2017 follow.

CONSOLIDATED FINANCIAL STATEMENTS

NYSE Arca, Inc. and Subsidiaries
Year Ended December 31, 2017
With Report of Independent Auditors

NYSE Arca, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2017

Contents

Report of Independent Auditors......1
Consolidated Balance Sheet......3
Consolidated Statement of Comprehensive Income......4
Consolidated Statement of Changes in Equity......5
Consolidated Statement of Cash Flows......6
Notes to the Consolidated Financial Statements......7

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308
Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Building a better working world

Report of Independent Auditors

The Board of Directors and Management
NYSE Arca, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of NYSE Arca, Inc. and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2017, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NYSE Arca Inc. and Subsidiaries at December 31, 2017, and the consolidated results of their operations and their cash flows for the year ended December 31, 2017 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 22, 2018

NYSE Arca, Inc. and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2017

Assets		
Current assets:		
Cash and cash equivalents	$	16
Accounts receivable		36
Due from affiliates, net		4
Loan receivable from affiliate		570
Other current assets		8
Total current assets		634
Non-current assets:		
Property and equipment, net		45
Goodwill		563
Other intangible assets, net		987
Other non-current assets		58
Total non-current assets		1,653
Total assets	$	2,287
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	78
Deferred revenue		1
Total current liabilities		79
Non-current liabilities:		
Deferred revenue		1
Deferred income taxes, non-current		284
Other non-current liabilities		19
Total non-current liabilities		304
Total liabilities		383
Equity		1,904
Total liabilities and equity	$	2,287

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2017

Revenues:	
Transaction fees	$ 753
Data services fees	85
Listing fees	12
Other	37
Affiliate	9
Total revenues	896
Transaction-based expenses:	
Section 31 fees	176
Cash liquidity payments, routing and clearing	468
Total revenues less transaction-based expenses	252
Operating expenses:	
Compensation and benefits	22
Technology and communications	6
Professional services	1
Rent and occupancy	4
Selling, general and administrative	3
Depreciation and amortization	25
Affiliate	79
Total operating expenses	140
Operating income	112
Other income:	
Interest and other income, net	14
Income before income tax benefit	126
Income tax benefit	77
Comprehensive income	$ 203

See accompanying notes to consolidated financial statements.

NYSEARCA-ONE18-000180

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year Ended December 31, 2017

Balance at January 1, 2017	$	1,694
Net income		203
Stock-based compensation		5
Equity contribution from NYSE Group, Inc. to Archipelago Securities LLC		2
Balance at December 31, 2017	$	1,904

See accompanying notes to consolidated financial statements.

NYSEARCA-ONE18-000181

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2017

Operating activities:		
Net income	$	203
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		25
Stock-based compensation		5
Deferred income taxes		(129)
Change in assets and liabilities:		
Accounts receivable		18
Other assets		(5)
Accounts payable and accrued liabilities		(20)
Due from affiliates, net		(79)
Other liabilities		1
Total adjustments		(184)
Net cash provided by operating activities		19
Investing activities:		
Capital expenditures		(18)
Net cash used in investing activities		(18)
Financing activities:		
Equity contribution from NYSE Group, Inc. to Archipelago Securities LLC		2
Net cash provided by financing activities		2
Net increase in cash and cash equivalents		3
Cash and cash equivalents, beginning of year		13
Cash and cash equivalents, end of year	$	16
Supplemental cash flow disclosure		
Cash paid for income taxes	$	1

See accompanying notes to consolidated financial statements.

1. Description of Business

NYSE Arca, Inc. ("NYSE Arca" or the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. ("Parent"), a holding company that through its subsidiaries, operates securities exchanges including NYSE Arca. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 12 global exchanges and seven central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, the Exchange is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has three other subsidiary SRO's: New York Stock Exchange LLC, NYSE American LLC, and NYSE National, Inc.

The Exchange and NYSE Arca Equities, Inc. are the regulators of their members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include NYSE Arca Equities, Inc., NYSE Arca LLC, Archipelago Trading Services, Inc., and Archipelago Securities LLC (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

On November 13, 2013, ICE completed its acquisition of the Parent. The accompanying consolidated financial statements reflect the final purchase accounting adjustments as they relate to the Exchange as of the acquisition date. As of the acquisition date, push-down accounting has been applied to the Exchange from ICE, and a new basis of accounting was established for the Exchange reflecting fair value adjustments made during the purchase price accounting process related to the acquisition.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 5).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents. As of December 31, 2017, the Company did not hold any investments of this type.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the Exchange's accounts receivable portfolio. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, the Exchange records a specific provision for bad debts to reduce the receivable to the amount it reasonably believes will be collected. Accounts receivable are written off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minis as of the balance sheet date.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 7). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

2. Significant Accounting Policies (continued)

Software Development Costs

The Company capitalizes costs, both internal and external direct and incremental costs, related to software developed or obtained for internal use. Software development costs incurred during the preliminary or maintenance project stages are expensed as incurred, while costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed seven years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. General and administrative costs related to developing or obtaining such software are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which are three to seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of exchange registrations and licenses, customer relationships, trade names and developed technology. The Company did not record an impairment charge related to goodwill and other intangible assets during the years ended December 31, 2017.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. The Exchange recognizes income taxes under the liability method. The Exchange recognizes a current tax asset or liability for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

2. Significant Accounting Policies (continued)

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

SEC Staff Accounting Bulletin No. 118, or SAB 118, has provided guidance for companies that have not completed their accounting for the income tax effects of the TCJA in the period of enactment, allowing for a measurement period of up to one year after the enactment date to finalize the recording of the related tax impacts. As of December 31, 2017, we have not completed our accounting for the tax effects of the enactment of the TCJA, however, we have made a reasonable estimate of the effects on our deferred tax balances. In other cases, we have not been able to make a reasonable estimate and will continue to analyze the TCJA in order to finalize any related impacts within the measurement period.

Revenue Recognition

Cash trading fee revenues are paid by customer organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders routed to other exchanges. Cash trading fees are recognized as earned, which is generally upon execution of the trade. Cash trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses on the consolidated statement of comprehensive income.

Cash options trading revenues are recognized over the period in which the services are provided, which is typically the date the transactions are executed. Cash options trading fees are recorded net of rebates. The Exchange offers rebates in certain of its markets primarily to support market liquidity and trading volumes by providing qualified trading participants in those markets a discount to the applicable rate. These rebates reduce revenue that the Exchange would have generated had it charged full transaction fees and had it generated the same volume without the rebate program.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions.

2. Significant Accounting Policies (continued)

Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Original listing fees are recognized as revenue on a straight-line basis over estimated service periods of five years. Other corporate action listing fees are recognized as revenue on a straight-line basis over estimated service periods of three years. Unamortized balances are recorded as other non-current liabilities in the consolidated balance sheet.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation NMS formula. These fees are recognized as revenue as services are rendered. These fees are included in data service fees in the consolidated statement of comprehensive income.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. These fees are recognized as services are rendered.

On January 1, 2019, we are required to adopt ASC 606, *Revenue from Contracts with Customers*, and ASC 340-40, *Other Assets and Deferred Costs-Contracts with Customers*. The new guidance requires enhanced disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition. We have early adopted the requirement as of January 1, 2018. See the "Recently Adopted and New Accounting Pronouncements" for more details.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities

2. Significant Accounting Policies (continued)

markets and securities professionals. The Exchange (or the Options Clearing Corporation on the Exchange's behalf), in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when earned. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing. Furthermore, the Exchange incurs clearance, brokerage and related transaction expenses, which primarily include costs incurred in self-clearing activities, and per trade service fees paid to other exchanges for trade execution.

Leases

We expense rent from non-cancellable operating leases, net of sublease income, on a straight-line basis based on future minimum lease payments. The net costs are included in rent and occupancy expenses and technology and communication expenses in the accompanying consolidated statements of income.

Fair Value Measurements

The Exchange applies fair value accounting for all financial assets and liabilities and non- financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Exchange defines fair value as the price that would be received for selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist primarily of cash and cash equivalents, customer accounts receivable and other short-term assets and liabilities.

2. Significant Accounting Policies (continued)

Recently Adopted and New Accounting Pronouncements

ASC 606 provides guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers that supersedes most current revenue recognition guidance. This guidance requires us to recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires enhanced disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition. The new guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Exchange will apply the guidance retrospectively to each prior period presented, and provide the relevant disclosures beginning in the first annual period (December 31, 2018 annual results) in which we adopt the guidance. The adoption is not expected to have a material impact on the Company's consolidated financial statements.

The FASB has issued Accounting Standards Update No. 2016-01, Financial Instruments - *Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*, or ASU 2016-01. ASU 2016-01 provides updated guidance for the recognition, measurement, presentation, and disclosure of certain financial assets and liabilities, including the requirement that equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income. The Exchange was required to adopt ASU 2016-01 on January 1, 2018. The Exchange will only adjust the fair value of investments if and when there is an observable price change in an orderly transaction, and any change in the fair value will be recognized in net income. The Company is currently evaluating this guidance to determine the potential impact on its consolidated financial statements.

The FASB has issued Accounting Standards Update No. 2016-02, *Leases*, or ASU 2016-02. ASU 2016-02 requires an entity to recognize both assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. A lessee should recognize in its balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is required to be adopted at the beginning of our first quarter of fiscal 2019, with early adoption permitted. We will not adopt ASU 2016-02 early, but we are currently evaluating this guidance to determine the potential impact on our consolidated financial statements.

3. Other Intangibles

The Exchange's intangible assets include $987 million of intangible assets as of December 31, 2017. The following table presents the details of the intangible assets as of December 31, 2016 (in millions):

	Carrying Value	Accumulated Amortization	Useful Life
Exchange registrations and licenses	$ 790	$ –	Indefinite
Customer relationships	185	45	17 years
Trade names	57	–	Indefinite
Developed technology	3	3	3 years
Total	$ 1,035	$ 48	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year and 3 year useful life for customer relationships and developed technology, respectively, is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Indefinite useful lives were assigned to trade names based on history in the marketplace, their continued use, and importance to the business and prominence in the industry.

For the year ended December 31, 2017, amortization expense of acquired intangible assets was $11 million and is included in depreciation and amortization expense in the accompanying consolidated statement of comprehensive income. The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:	
2018	$ 11
2019	11
2020	11
2021	11
2022	11
Thereafter	85
Total	$ 140

4. Income Taxes

The components of the income tax provision for the year ended December 31, 2017 were as follows (in millions):

Current:	
Federal	$ 42
State and local	10
Total current	52
Deferred:	
Federal	(131)
State and local	2
Total deferred	(129)
Total tax expense	$ (77)

A reconciliation of the U.S. federal statutory rate of 35 percent to the Exchange's actual income tax rate for the year ended December 31, 2017 was as follows:

Federal statutory rate	35%
State and local taxes (net of federal benefit)	6
Deferred tax benefit due to tax law changes	(101)
Other	(1)
Effective tax rate	(61)%

On December 22, 2017, the Tax Cuts and Jobs Act, or TCJA, was signed into law. The TCJA reduced the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018. We are required to revalue our deferred tax assets and liabilities at the new federal corporate income tax rate as of the date of enactment of the TCJA and to include the rate change effect in the tax provision for the period ended December 31, 2017. As a result, we recognized $127 million deferred tax benefit based on a reasonable estimate of the deferred tax assets and liabilities as of December 22, 2017. This significantly lowered the Exchange's effective tax rate for the period.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As a result of enactment of the TCJA on December 22, 2017, we revalued the Exchange's deferred tax assets and liabilities at the new federal corporate income tax rate of 21%. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2017 (in millions):

4. Income Taxes (continued)

Deferred tax assets:		
Loss carryforward	$	11
Liability reserve		4
Deferred and stock-based compensation		1
Total before valuation allowance		16
Valuation allowance		(10)
Total deferred tax assets, net of valuation allowance	$	6
Deferred tax liabilities:		
Acquired intangible assets	$	(279)
Property and equipment		(6)
Other		(5)
Total deferred tax liabilities	$	(290)
Net deferred tax liabilities	$	(284)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized.

As of December 31, 2017, the Exchange has gross U.S. federal net operating loss carry-forwards of $1 million and gross state and local net operation loss carry-forwards of $3 million. These carry-forwards are available to offset future taxable income until they begin to expire in 2021.

For the year ended December 31, 2017 the unrecognized tax benefits did not change from the prior year balance of $13 million.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2017, the Exchange recognized $1 million of tax expense for interest and penalties. Accrued interest and penalties were $6 million as of December 31, 2017. Tax years prior to 2008 no longer remain subject to examination by tax authorities.

5. Related Parties

The Exchange has agreements with ICE and New York Stock Exchange LLC to provide management and technical support services. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2017, expenses of $79 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of comprehensive income. The Parent also pays federal and certain state and local unitary income taxes on behalf of the Exchange. ICE and New York Stock Exchange LLC also make payments to vendors on behalf of the Exchange.

The Exchange acts as a routing agent of New York Stock Exchange LLC and NYSE American LLC by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange earns routing fees from its affiliates representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2017, revenues of $9 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of comprehensive income.

As of December 31, 2017, the Exchange had a loan receivable from the Parent of $570 million. Amounts were borrowed by Parent to fund its operations under a revolving line of credit that bears interest equal to the three month LIBOR rate applied to the principal amount outstanding. During the year ended December 31, 2017, interest income of $6 million has been recorded and is reflected as interest and other income, net in the accompanying consolidated statement of income.

6. Regulatory Requirements

The Exchange has two indirect subsidiaries that are registered broker-dealers under the Securities Act of 1934; Archipelago Securities LLC ("AS") and Archipelago Trading Services, Inc. ("ATS"). ASE acts as a routing agent for various entities of the Parent. ATS operates an Alternative Trading System designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market. As of December 31, 2017 AS and ATS had net capital of $8.8 million and $6.4 million, respectively, which was $8.6 million and $6.4 million in excess of the net capital requirement, respectively.

7. Property & Equipment

The property and equipment balance as of December 31, 2016 includes the purchase price accounting adjustments made in connection with the ICE acquisition on November 13, 2013 (Note 2). Components of property and equipment as of December 31, 2017 were as follows (in millions):

Construction in progress	$	4
Computers and equipment		59
Software, including software development costs		26
Furniture and fixtures		1
		90
Less: accumulated depreciation and amortization		(45)
Total property, plant and equipment at December 31, 2017	$	45

For the year ended December 31, 2017, depreciation expense was $14 million.

8. Benefits

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions and expense made for the year ended December 31, 2017 were $7 million related to the Parent's defined contribution plans.

9. Fair Value of Financial Instruments

The Exchange owns a 20% interest in the Options Clearing Corporation ("OCC") through a direct investment which is recorded as an equity method investment. Under equity method accounting, the carrying value of the OCC investment is adjusted on the balance sheet by recognizing the Exchange's pro-rate share of the earnings or losses of OCC, with a corresponding adjustment in our statement of comprehensive income to other income, after eliminating any intra-entity income or expenses. If OCC issues cash dividends, the amount of these dividends are deducted from the carrying amount of the Exchange's investment.

During the year ended December 31, 2017, the Exchange increased the carrying value of its investment in OCC and recorded other income of $7 million ratably throughout the year for the Exchange's pro-rata share of OCC's earnings.

10. Commitments and Contingencies

The Exchange is from time to time subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, consolidated statement of comprehensive income, or liquidity. It is possible however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims. The Exchange leases office space under non-cancelable operating leases and equipment that expire at various dates. Future payments under these obligations as of December 31, 2017 were as follows (in millions):

	Lease Payments
2018	$ 3
2019	1
2020	-
2021	-
2022	-
Thereafter	-
Total	$ 4

For the year ended December 31, 2017, rent and occupancy expense was $4 million.

11. Subsequent Events

The Exchange has evaluated subsequent events and transactions and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

June 2018

EXHIBIT K

The ownership structure of NYSE Arca, Inc. is as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: April 13, 2013, as a result of the merger of NYSE Arca Holdings, Inc. with and into NYSE Group, Inc.

4. Approximate ownership interest: 100%

5. Whether the person has control: Yes, NYSE Group, Inc. has control

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

June 2018

EXHIBIT M

An alphabetical listing of the members and member organizations of NYSE Arca, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

June 2018

EXHIBIT N

A schedule of NYSE Arca, Inc.'s securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.